
Peoples
BANCORP®

INVESTOR PRESENTATION

3RD QUARTER 2021



TABLE OF CONTENTS

SAFE HARBOR **STATEMENT**

Statements in this presentation which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. ("Peoples").

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the "2020 Form 10-K"), and earnings release for the third quarter ended September 30, 2021 ("the Third Quarter Earnings Release"), included in Peoples' current report on Form 8-K furnished to the Securities and Exchange Commission ("SEC") on October 26, 2021, each of which is available on the SEC's website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com). As required by U.S. generally accepted accounting principals, Peoples is required to evaluate the impact of subsequent events through the issuance date of its September 30, 2021 consolidated financial statements as part of its Quarterly Report on Form 10-Q to be filed with the SEC ("Third Quarter form 10-Q"). Peoples expects to file its Third Quarter Form 10-Q with the SEC on or about November 5, 2021. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its Financial Information from which it is contained in this presentation.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in the 2020 Form 10-K under the section, "Risk Factors" in Part I, Item 1A and in the Third Quarter Earnings Release. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.


Peoples
BANCORP®


WORKING
TOGETHER
BUILDING
SUCCESS
PROFILE, INVESTMENT RATIONALE,
CULTURE AND STRATEGY



PEOPLES BANK GEOGRAPHIC FOOTPRINT

- PEBO FOOTPRINT
- COUNTIES WHERE PEBO HAS TOP 3 MARKET SHARE*
- COUNTIES WHERE PEBO HAS OVER $100 MILLION OF DEPOSITS AND IS NOT IN TOP 3 MARKET SHARE*

OH
CLEVELAND
COLUMBUS
MARIETTA
CINCINNATI
CHARLESTON
HUNTINGTON
LOUISVILLE
LEXINGTON
KY
WV
MD
BALTIMORE
DC
VA
RICHMOND

PEBO SNAPSHOT AS OF SEPTEMBER 30, 2021

Loans: $4.5 billion
Assets: $7.1 billion
Deposits: $5.8 billion
Market Cap: $893.5 million
Assets Under Admin/Mgmt: $3.1 billion

* According to FDIC annual summary of deposits as of June 2021.



INVESTMENT RATIONALE



NASDAQ: PEBO

UNIQUE COMMUNITY BANKING MODEL

- Strongest deposit market share positions in more rural markets where we can affect pricing
- Presence near larger cities puts us in a position to capture lending opportunities in urban markets (e.g. Cincinnati, Cleveland, Columbus, Washington D.C., and Richmond)
- Greater revenue diversity (non-interest income, excluding gains and losses, as a percent of total revenue was 30% through the first nine months of 2021) than the average $1 - 10 billion bank
- Strong community reputation and active involvement
- 18 local market teams capable of out-maneuvering larger banks
- More sophistication and product breadth than smaller banks (insurance, retirement plans, swaps, premium financing, etc.)
- Nationwide insurance premium financing and equipment leasing businesses

STRONG, DIVERSE BUSINESSES EARNING NON-INTEREST INCOME

- 20th largest bank-owned insurance agency, with expertise in commercial, personal, life and health
- Wealth management – $3.1 billion in assets under administration and management, including brokerage, trust and retirement planning

CAPACITY TO GROW OUR FRANCHISE

- Strong capital and fundamentals to support M&A strategy
- Proven integration capabilities and scalable infrastructure

COMMITTED TO DISCIPLINED EXECUTION

- Strong, integrated enterprise risk management process
- Dedicated to delivering positive operating leverage
- Focused on business line performance and contribution, operating efficiency and credit quality
- Disciplined credit practice as indicated by portfolio construction and portfolio data

ATTRACTIVE DIVIDEND OPPORTUNITY

- Targeting 40% to 50% payout ratio under normal operating environment
- Dividend paid increased from $0.15 per share for Q1 2016 to $0.36 in the most recent quarter
- Consistently evaluate dividend and adjust accordingly – annualized dividend yield at October 25, 2021 was 4.36%



OUR VISION

Our vision is to be the
BEST COMMUNITY BANK IN AMERICA

ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG") MATTERS

Peoples is committed to conducting its business in a manner that aligns with the core values represented by the Promise Circle. This includes how we approach Enviromental, Social and Governance ("ESG") matters. Whether it is instituting a $15 minimum wage for our associates, creating a culture of coaching each other for continuous improvement, donating over $1 million to charities serving our communities in 2020, or leading the way with making Paycheck Protection Program ("PPP") loans to help small businesses during COVID-19, our actions are guided by these core values. We believe that this is key to the sustainability of our business and the long-term success of Peoples. More about our ESG practices can be found on our website at: **peoplesbancorp.com/about-us/about-peoples**

OUR VALUES

PROMISE CIRCLE

Peoples' core values are represented by our Promise Circle, which represents how we do business and our never-ending pursuit of creating value for our clients, our associates, our communities and our shareholders.


C
CLIENTS FIRST
I
INTEGRITY ALWAYS
R
RESPECT FOR ALL
C
COMMITMENT TO COMMUNITY
L
LEAD THE WAY
E
EXCELLENCE IN EVERYTHING
PEBO Promise CIRCLE

2021 EXTERNAL RECOGNITION



NASDAQ: PEBO



SBA
U.S. Small Business Administration
IN TERMS OF SBA 7(a) APPROVED DOLLARS
PEOPLES BANK RANKED
TOP 5 in OHIO
TOP 10 in WV
TOP 15% NATIONALLY

FOR FISCAL YEAR ENDING SEPTEMBER 30, 2021



TOP WORK PLACES 2021
THE PLAIN DEALER
cleveland.com



TOP WORK PLACES 2021
Cincinnati.com
The Enquirer

Peoples Bank has won **TOP workplace** recognition in Cleveland for three straight years



mastercard.

DOING WELL BY DOING GOOD
2021 AWARD



Forbes 2021
BEST-IN-STATE BANKS
POWERED BY STATISTA

Peoples Bank was ***one of only 16 banks*** nationally to make Forbes list of **Best-In-State Banks** in 2 or more states.



The Herald-Dispatch
BEST
IN THE TRI-STATE
2021



BOYD & LAWRENCE COUNTY, KY



The Marietta Times
2021
Readers' Choice Award Winner



2021
BEST OF THE MOV
#1 WINNER
CLUTCH MOV

MID-OHIO VALLEY



Best of the BEST

FLOYD COUNTY, KY



Best Between The Lakes

JOHNSON COUNTY, KY



BEST IN THE VALLEYS

PIKE COUNTY, KY



BEST COMMUNITY BANK IN AMERICA

- **Commitment to Superior Shareholder Returns**
- **Clients' 1st Choice for Banking, Investing and Insurance**
- **Great Place to Work**
- **Meaningful Impact on Our Communities**

RESPONSIBLE RISK MANAGEMENT

- Embrace Risk Management
- Know the Risks: Strategic, Reputation, Credit, Market, Liquidity, Operational, Compliance
- Do Things Right the First Time
- Raise Your Hand
- Discover the Root Cause
- Excel at Change Management

EXTRAORDINARY CLIENT EXPERIENCE

- Delight the Client
- Deliver Expert Advice and Solutions
- Provide a Consistent Client Experience
- Lead Meaningful Client Reviews
- Evolve the Mobile Experience
- DWYSYWD

PROFITABLE REVENUE GROWTH

- Acquire, Grow and Retain Clients
- Earn Client Referrals
- Understand Client Needs and Concerns
- Live the Sales and Service Processes
- Value Our Skills and Expertise
- Operate Efficiently
- Execute Thoughtful Mergers and Acquisitions

FIRST CLASS WORKPLACE

- Hire for Values
- Strive for Excellence
- Invest in Each Other
- Promote a Culture of Learning
- Coach in Every Direction
- Recognize and Reward Performance
- Balance Work and Life
- Cultivate Diversity
- Spread Goodness


WORKING TOGETHER BUILDING SUCCESS

COVID-19 CREDIT IMPACT, CAPITAL & LIQUIDITY



THE CHANGES THAT THE PANDEMIC HAS HAD ON OUR INDUSTRY HAVE BEEN WIDESPREAD AND SWEEPING.

CLIENTS

- COVID-19 changed the way we provide our products and services, which is now more digital
- Redesigned lobbies to enable social distancing
- One of two banks to partner with JobsOhio to allow clients to obtain up to $200,000 in additional financing on terms that were favorable to the clients, subject to certain eligibility requirements
- Highest PPP loan production in phase 1 for all banks in OH, KY & WV*
- Peak of COVID-19 related loan payment deferrals of $528 million at the end of June 2020 At the end of June 2021, total loan payment deferrals were down to $17.5 million

ASSOCIATES

- Created assistance programs for associates including paying for unexpected childcare and/or elder care
- Made donation of $100,000 to our employee assistance program
- Enabled remote work capabilities as appropriate

COMMUNITIES

- Peoples Bank Foundation made the most annual donations since its inception at almost $750,000 in 2020. One of 3 initial corporate sponsors (Kroger, Bose) of Joe Burrow Hunger Relief Fund
- Associates donated an additional $207,734 to local food banks and pantries as of September 30, 2021. This donation, totaled with company donations and matching programs, raised over $600,000 which provided over 4 million meals.


Peoples
BANK
$207,734
AMOUNT RAISED BY
ASSOCIATE DONATIONS
TO LOCAL FOOD BANKS
DURING PANDEMIC

* As a percentage of total loan balances through April 16, 2020

CREDIT RISK MANAGEMENT PROCESS



NASDAQ: PEBO

LOANS & LEASES* PORTFOLIO COMPOSITION

- Robust concentration management process focused on portfolio risk diversification
- Relationship based lending
- Commercial Real Estate (CRE) and Commercial & Industrial (C&I) are balanced with Consumer
- CRE financing generally for "A" tier developers only
- CRE is 137% of risk based capital at 6/30/2021
- Very limited out of market lending
- Growing consumer portfolios organically and through acquisitions
- $7 billion bank with $25mm guideline for maximum loan exposure per relationship

POLICY / UNDERWRITING STANDARDS

- Experienced, independent commercial and consumer underwriters
  - Comprehensive commercial underwriting package includes standardized loan covenant language, sensitivity analysis, and industry research
- Risk appropriate CRE policy standards that vary by asset class
- Established limits on policy exceptions; volume and trends monitored monthly
- Use of government guarantee programs when appropriate
- Abbreviated approval process for loan exposures < $1.0mm
- Use of automated underwriting systems to evaluate all residential loan requests (e.g. Fannie Mae Desktop Underwriter)

*Also referred to throughout this document as "total loans" and "loans held for investment"

MANAGEMENT & MONITORING

- Clear segregation of duties between sales & credit functions
  - Signature approval process with Credit Administration representation
  - Centralized risk rating, borrowing base monitoring, covenant tracking and testing
  - Consistent documentation and loan funding process centrally managed by Credit Administration with second review
- Experienced workout team dedicated to proactive rehabilitation or exit
- Construction loan monitoring and funding process independently managed by Credit Administration staff

OVERSIGHT

- Board approval required for loan relationships > $30mm
- External loan review by large accounting and advisory firm
- Quarterly Criticized Asset Review (CAR) meetings for loans > $500m
- Quarterly review of Systemically Important Relationships (SIRs)
- Monthly Loan Quality Committee meetings


ASSET
QUALITY
NASDAQ: PEBO

OUR DELINQUENCY AND NET CHARGE-OFF TRENDS HAVE REMAINED STABLE FOR FIVE YEARS.

Percentage of Loans Considered "Current"

12-31-17	12-31-18	12-31-19	12-31-20	3-31-21	6-30-21	9-30-21
98.6%	98.5%	98.5%	98.8%	99.0%	99.1%	98.9%

Percentage of Net Charge-Offs to Average Loans Annualized


0.375%
0.250%
0.125%
0.000%
0.15%
0.15%
0.04%
0.05%
0.13%
0.09%
0.18%
2017
2018
2019
2020
3-31-21
6-30-21
9-30-21

Increase in 9-30-21 charge-offs was driven by a $0.5 million charge-off of one commercial and industrial loan relationship.



ASSET QUALITY



NASDAQ: PEBO

NPAS AS A PERCENTAGE OF TOTAL ASSETS HAVE CONSISTENTLY BEEN SUPERIOR TO MIDWEST BANKS WITH $1 TO $10 BILLION IN TOTAL ASSETS.

NPAS / ASSETS

1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%

	Q2-17	Q3-17	Q4-17	Q1-18	Q2-18	Q3-18	Q4-18	Q1-19	Q2-19	Q3-19	Q4-19	Q1-20	Q2-20	Q3-20	Q4-20	Q1-21	Q2-21	Q3-21
PEBO	0.57%	0.56%	0.49%	0.48%	0.46%	0.46%	0.49%	0.45%	0.47%	0.48%	0.50%	0.50%	0.54%	0.60%	0.59%	0.51%	0.53%	0.75%

$1 TO $10 BILLION MIDWEST BANKS PEBO

The accounting for purchased credit deteriorated loans under ASU 2016-13 resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category on January 1, 2020. As of December 31, 2019, these loans were presented as 90+ days past due and accruing, although they were not accruing interest income, because they were accreting income from the discount that was recognized due to acquisition accounting. The change in NPA's for the quarter ended September 30, 2021 was a result of $11.1M off OREO property acquired from Premier Financial Bancorp, Inc.

Source: S&P Global Market Intelligence. Nonperforming assets include loans 90+ days past due and accruing, renegotiated loans, nonaccrual loans, and other real estate owned.



NPAS AT 9/30/21 Q3 WERE PRIMARILY COMPOSED OF WELL-COLLATERALIZED COMMERCIAL REAL ESTATE AND RESIDENTIAL REAL ESTATE LOANS. INCREASE DURING Q3 2021 WAS MAINLY DUE TO ACQUIRED COMMERCIAL REAL ESTATE LOANS.*

$ MILLIONS
$30
$25
$20
$15
$10
$5
$0
Q1-17 Q2-17 Q3-17 Q4-17 Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21
CRE
RESIDENTIAL
C&I
HELOC
CONSUMER

* The accounting for purchased credit deteriorated loans under ASU 2016-13 resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category on January 1, 2020. As of December 31, 2019, these loans were presented as 90+ days past due and accruing, although they were not accruing interest income, because they were accreting income from the discount that was recognized due to acquisition accounting. The change in NPA's for the quarter ended September 30, 2021 was a result of $11.1M off OREO property acquired from Premier Financial Bancorp, Inc.


ASSET
QUALITY


NASDAQ: PEBO

CLASSIFIED AND CRITICIZED LOANS AS A PERCENTAGE OF TIER 1 CAPITAL ARE WELL MANAGED. INCREASE IN Q3 DUE TO ACQUISITION OF PREMIER FINANCIAL BANCORP, INC.

	FY-17	FY-18	FY-19	Q1-20	Q2-20	Q3-20	Q4-20	Q1-21	Q2-21	Q3-21
CRITICIZED LOANS / TIER 1 CAPITAL + ALLL *	25.61%	28.10%	21.22%	19.58%	22.42%	26.54%	27.09%	24.74%	25.83%	36.43%
CLASSIFIED LOANS / TIER 1 CAPITAL + ALLL *	13.14%	10.78%	14.49%	14.82%	14.15%	16.37%	15.52%	16.17%	15.70%	22.12%

Y-axis: 0% – 50%

*In accordance with SEC reporting methodologies. Criticized loans includes loans categorized as special mention, substandard or doubtful. Classified loans includes loans categorized as substandard or doubtful.

As of September 30, 2021, criticized loans included 132.8M, and classified loans included 100.9M, from Premier Financial Bancorp, Inc.



CRE EXPOSURE IS WELL BELOW SUPERVISORY CRITERIA ESTABLISHED TO IDENTIFY INSTITUTIONS WITH HEIGHTENED CRE CONCENTRATION RISK.

- Exposure levels also compare favorably to peer institution concentration levels.

PEER BANK SUBS – CRE LOANS / RISK-BASED CAPITAL

400%
350%
300%
250%
200%
150%
100%
50%
0%

218%

137%

300% IS THE LEVEL CONSIDERED HEIGHTENED CRE CONCENTRATION RISK PER SUPERVISORY GUIDANCE.

PFC TSC SYBT FCF TMP Universe CHCO CCNE FISI LKFN SMMF FRME GABC HBNC CTBI PEBO NWBI FMNB PRK THFF SRCE

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 6/30/21. Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD).

The Proxy Peer Group is used above for comparative purposes.

Note: For the following peers, 6/30/21. data was not required to be reported for banks less than $3.0 billion, so the data above represents the most recent that is available for these peers: SMMF, FMNB.

PEBO IS MEANINGFULLY BELOW THE AVERAGE FOR $1-10 BILLION BANKS

PEER BANK SUBS - CONSTRUCTION, LAND AND LAND DEVELOPMENT LOANS / RISK-BASED CAPITAL

110%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
100% IS THE LEVEL CONSIDERED HEIGHTENED CONSTRUCTION, LAND AND LAND DEVELOPMENT CONCENTRATION RISK PER SUPERVISORY GUIDANCE.
47%
18%
SYBT
FISI
LKFN
TSC
CCNE
STBA
Universe $1-$10 B
SMMF
THFF
HBNC
GABC
FRME
FCF
TMP
CTBI
FMNB
PRK
NWBI
PEBO
SRCE
CHCO

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 6/30/21. Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD).

The Proxy Peer Group is used above for comparative purposes.

Note: For the following peers, 6/30/21 data was not required to be reported for banks less than $3.0 billion, so the data above represents the most recent that is available for these peers: SMMF, FMNB.



LOAN COMPOSITION REFLECTS HEALTHY RISK DIVERSITY.

TOTAL LOAN PORTFOLIO* = $4.5 BILLION, WHICH INCLUDES $136 MILLION OF PPP LOANS


1
2
3
4
5
6
7
8
9
10

1 COMMERCIAL REAL ESTATE (CRE) 36%
2 RESIDENTIAL REAL ESTATE 17%
3 COMMERCIAL & INDUSTRIAL 16%
4 CONSUMER, INDIRECT 12%
5 CONSTRUCTION 4%
6 HOME EQUITY LINES OF CREDIT 4%
7 PREMIUM FINANCE LOANS 3%
8 PPP LOANS 3%
9 CONSUMER, DIRECT 2%
10 LEASES 3%

TOTAL CRE PORTFOLIO** = $1.6 BILLION


1
2
3
4
5
6
7
8
9
10
11
12

1 RETAIL 11%
2 APARTMENT 11%
3 OFFICE BUILDINGS 11%
4 LODGING 8%
5 MIXED USE 7%
6 LIGHT INDUSTRIAL 7%
7 ASSISTED LIVING 5%
8 WAREHOUSE 5%
9 EDUCATIONAL SERVICES 3%
10 RESTAURANTS 2%
11 AGRICULTURAL 2%
12 OTHER 28%

TOTAL C&I PORTFOLIO = $0.9 BILLION


1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16

1 FOOD SERVICES 19%
2 AUTO, RV & FLOOR PLAN 9%
3 TRADE CONTRACTORS 5%
4 OWNER OCCUPIED REAL ESTATE 5%
5 AMBULATORY HEALTH CARE SERVICES 4%
6 CONSTRUCTION OF BUILDINGS 4%
7 EDUCATIONAL SERVICES 4%
8 SCIENTIFIC & TECHNICAL SERVICES 4%
9 SECURITIES & OTHER FINANCIAL INSTITUTIONS 3%
10 MERCHANT WHOLESALERS 3%
11 WOOD PRODUCT MANUFACTURING 3%
12 HOSPITALS 2%
13 METAL MANUFACTURING 2%
14 PLASTIC & RUBBER MANUFACTURING 2%
15 TRUCK TRANSPORTATION 2%
16 OTHER 29%

Data as of September 30, 2021.
*Excludes deposit overdrafts.
**Total CRE includes commercial real estate and construction loans, and exposure includes commitments.

CURRENT EXPECTED CREDIT LOSSES SUMMARY



NASDAQ: PEBO

ECONOMIC FORECAST – KEY DRIVERS AT SEPTEMBER 30, 2021


US Unemployment
12%
6%
0%
4.51%
3.90%
3.52%
3.43%
Q4-21
Q1-22
Q2-22
Q3-22
Ohio Unemployment
12%
6%
0%
4.02%
3.38%
3.04%
3.03%
Q4-21
Q1-22
Q2-22
Q3-22
Ohio GDP
12%
6%
0%
5.94%
5.49%
4.41%
3.66%
Q4-21
Q1-22
Q2-22
Q3-22

PERTINENT CREDIT STATS AS OF SEPTEMBER 30, 2021

- Allowance for credit losses was $77.4 million, up from $44.9 million as of September 30, 2021 due to the Premier Financial Bancorp, Inc. acquisition
- Allowance for credit losses as a percentage of total loans was 1.72%, and was up from 1.32% as of September 30, 2021*
- Nonperforming assets as a percentage of total loans was 0.75%
- Allowance for credit losses as a percent of nonperforming loans was 187%

CECL KEY ASSUMPTIONS

Day 1 CECL adoption resulted in a $5.8 million pre-tax increase to the allowance, driven by:

- Estimated life of loans
- 1 year economic forecast as of 1.1.20
- Mix of acquired and organic loans
- 1 year straight-line reversion
- Discounted Cash Flow (DCF) methodology

*The allowance for credit losses as a percentage of total loans would increase to 1.78% as of September 30, 2021 and 1.47% as of March 31, 2021, if PPP loans were excluded from each ratio.

RESERVES TO ASSETS

NASDAQ: PEBO

PEBO IS IN LINE WITH PEERS AS OF JUNE 30, 2021



RESERVES AS A % OF LOANS*
Reserve as a % of Loans
3
2.5
2
1.5
1
0.5
0
1.42
Median, 1.31
Average, 1.31
SRCE
THFF
LKFN
HBNC
STBA
FCF
PEBO
SYBT
SMMF
PFC
NBTB
GABC
CIVB
FISI
FMNB
CTBI
PRK
NWBI
CCNE
TMP
CHCO
TSC

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 6/30/2021. Peer financial institutions are used in this presentation for comparative purposes and are referred to as the "Proxy Peer Group". The parent holding companies of these financial institutions did not comprise the peer group of financial institution holding companies used by Peoples' Compensation Committee in analyzing and setting executive compensation for 2021.

PEBO's allowance for credit losses as a percentage of total loans was 1.72% as of September 30, 2021 which reflects the impact of the acquisition of Premier Financial Bancorp, Inc.
*The allowance for credit losses as a percentage of total loans would increase to 1.78% as of September 30, 2021 and 1.51% as of June 30, 2021, if PPP loans were excluded from each ratio.

PRUDENT USE OF CAPITAL



ACQUISITIONS

- Bank acquisitions completed in 2014 (3), 2015 (1), 2018 (1), 2019 (1) and **2021 (1)**
- Insurance acquisitions completed in 2014 (1), 2015 (1), 2017 (2), 2020 (1), and **2021 (1)**
- One investment acquisition was completed in 2016
- One premium finance acquisition effective June 30, 2020
- **One equipment leasing acquisition effective March 31, 2021**

CAPITAL PRIORITIES

- Organic growth
- Dividends
- Acquisition activities
- Share repurchases

DIVIDENDS

- Dividend paid increased from $0.15 per share for Q1 2016 to $0.36 in the most recent quarter
- Consistently evaluate dividend and adjust accordingly – annualized dividend yield at October 25, 2021 was 4.36%

SHARE REPURCHASES

- Prudent repurchase of shares
- Repurchased shares in all four quarters of 2020



AS OF JUNE 30, 2021, OUR LOAN-TO-DEPOSIT RATIO WAS LOW COMPARED TO PEER GROUP, WHICH POSITIONS US WELL FROM A LIQUIDITY PERSPECTIVE.

LOANS / DEPOSITS - PEER GROUP

NOT TO SCALE
95%
90%
85%
80%
75%
70%
65%
60%
UNIV. $1- $10 B AVERAGE: 83.03%
79.67%
TSC
SMMF
STBA
SRCE
PRK
FCF
NWBI
PFC
CIVB
LKFN
SYBT
CTBI
PEBO
FISI
CCNE
NBTB
TMP
HBNC
CHCO
FMNB
GABC
THFF

Source: S&P Global Market Intelligence, as of 6/30/2021. Peer financial institutions are used in this presentation for comparative purposes and are referred to as the "Proxy Peer Group". The parent holding companies of these financial institutions did not comprise the peer group of financial institution holding companies used by Peoples' Compensation Committee in analyzing and setting executive compensation for 2021.

PEBO's loan-to-deposit ratio was 77.01% at September 30, 2021.


COST OF
DEPOSITS



NASDAQ: PEBO

PEBO IS BELOW THE $1 - $10 BILLION BANK UNIVERSE IN TERMS OF COST OF DEPOSITS AS OF JUNE 30, 2021.

TOTAL DEPOSIT COST (%)

NOT TO SCALE

0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05

0.32
0.24

TSC, CCNE, $1-10B Average, SMMF, CTBI, LKFN, FMNB, PEBO, PFC, THFF, SRCE, CHCO, CIVB, FISI, HBNC, TMP, NWBI, STBA, SYBT, NBTB, GABC, PRK, FCF

* Includes seven basis points related to cash flow hedges.
PEBO's cost of deposits was 0.21% at September 30, 2021.


WORKING
TOGETHER
BUILDING
SUCCESS

Q3 & YTD 2021
FINANCIAL INSIGHTS

ACQUISITION OF NORTH STAR LEASING



NASDAQ: PEBO

ACQUISITION EFFECTIVE MARCH 31, 2021

- Founded in 1979 and headquartered in Burlington, VT, North Star Leasing (NSL) leases a broad range of essential equipment used by small-and medium-sized businesses across the U.S.
- NSL is an integrated originations, underwriting and servicing platform serving over 1,250 active vendors (80% of originations) and brokers (20%).
- Originations have grown 18% annually from 2014 to 2020.

NORTH STAR LEASING[SM]
A DIVISION OF PEOPLES BANK®



THIRD QUARTER 2021 HIGHLIGHTS

- Peoples Bank acquired $83.3 million in leases as part of NSL acquisition. As of September 30, 2021, leases had grown to $111.4 million.
- Added almost $16 million to lease balances during the third quarter, resulting in annualized growth of 66% for the quarter.

ORIGINATIONS ($000)


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0%
$25,806
$35,482
$36,383
$38,706
$49,615
$68,914
$69,674
$78,040
2014
2015
2016
2017
2018
2019
2020
YTD 2021

EQUIPMENT TYPE*


Restaurant 19%
Heavy Equipment 8%
Titled Vocational 6%
Medical 5%
Other 32%
Manufacturing 30%

*As of September 30, 2021
"Other" includes all other equipment type categories that total 3% or less.



ACQUISITION EFFECTIVE AS OF SEPTEMBER 17, 2021

- Premier Financial Bancorp, Inc. (Nasdaq: PFBI) was headquartered in Huntington, WV and was the holding company for Citizens Deposit Bank and Trust, Inc. and Premier Bank, Inc.
- Operated 46 branches across five states and Washington, D.C.
- Proven track record of profitability and capital generation.



NASDAQ CONGRATULATES
PEOPLES BANCORP INC.
ON ACQUIRING
PREMIER FINANCIAL BANCORP
Peoples BANK
PEBO NasdaqListed
Nasdaq

THIRD QUARTER 2021 HIGHLIGHTS

- Peoples acquired approximately $1.1B in loans and $1.8B in deposits. Peoples recorded $71.0M in goodwill and $4.2M in other intangible assets as a result of the merger.
- As a result of the Premier acquisition, Peoples Bank recorded $11.0 million of provision for credit losses to establish the allowance for credit losses for the acquired non-purchased credit deteriorated loans.







WSAZ STUDIO
SKYPE
FIRST LOOK AT FOUR
PEOPLES BANK
4:47 71°

FINANCIAL EXPECTATIONS



FINANCIAL EXPECTATIONS - **Q4 2021**

- Fourth quarter non-interest expenses, excluding non-core expenses, will range somewhere between $46 and $48 million.
- Net interest margin will grow and settle between 3.50% and 3.60% for the fourth quarter.
- Fee-based income will increase by 3% to 5% for the fourth quarter.
- Loan growth of 4 to 6% annualized for the fourth quarter.

FINANCIAL EXPECTATIONS - **2022**

- Loan growth between 5 to 7%, excluding PPP loans.
- A stabilization in credit costs, as the economy potentially comes out of the pandemic.
- Net interest margin between 3.55% and 3.75%.
- Fee-based income growth between 14% and 16% compared to 2021.
- Quarterly total non-interest expense between $46 and $48 million.
- Target efficiency ratio in the high 50's.



FINANCIAL:

- Net interest income increased $2.9 million, or 7%, compared to the second quarter of 2021 and increased $7.5 million, or 21%, compared to the third quarter of 2020.
- Net interest margin increased 5 basis points to 3.50% for the third quarter of 2021, compared to 3.45% for the second quarter of 2021.
- Total non-interest income, excluding net gains and losses, increased 4%, compared to the second quarter of 2021.
  - Fee-based income grew 7% for the first nine months of 2021, led by a 22% increase in trust and investment income and 9% increase in insurance income, compared to 2020.
  - Fee-based income comprised 30% of total revenue for the first nine months of 2021.
- Peoples Premium Finance and North Star Leasing Divisions both had over 60% annualized growth in loan balances compared to the second quarter of 2021.
- Loan growth of 6% annualized compared to June 30, 2021, excluding PPP loans and loans acquired from Premier Financial Bancorp, Inc.
  - Delinquency trends deteriorated slightly as loans considered current comprised 98.9% of the loan portfolio at September 30, 2021, compared to 99.1% at June 30, 2021.
- Total revenue increased 6% compared to the second quarter 2021.
- Loan-to-deposit ratio declined to 77% at September 30, 2021.

Peoples Bank is in the **top third** of peer groups for social media followers



OUT OF PROXY PEER GROUP (21 BANKS)


#2


#3


#5


#7

Social media data as of October 1, 2021 for proxy peer group (based on Nasdaq symbol): STBA, FCF, GABC, HBNC, FRME, THFF, NWBI, PEBO, CCNE, SRCE, SMMF, CHCO, TMP, PRK, FMNB, LKFN, SYBT, FISI, PFC, CTBI, TSC

Q3 & YTD 2021
HIGHLIGHTS & KEY IMPACTS



NASDAQ: PEBO



11:54
Back
Wallet
Peoples
debit
•••• •••• •••• 4832
HEALTH SAVINGS
$596.22 Available Balance
Cardless Cash
Card Controls
Alerts
LINKED ACCOUNTS
PayPal
Pay
Add to Apple Wallet

PEOPLES BANK CONTINUES TO ADD TECHNOLOGY THAT CLIENTS CARE ABOUT

- Contactless debit cards
- Cardless cash (ability to use ATM via mobile app without debit card)
- Card Controls (ability to lock/unlock debit card)
- Transaction alerts
- Ability to setup PayPal & Apple Pay using debit card
- Zelle® - (Send & Receive money)
- Mobile check deposit
- Personal Financial Management tool (MX) available on online and mobile app
- Reset password on mobile app or online
- Stand alone Insurance App
- Stand alone Retirement App

8% ↑ **Increase in** mobile banking users
(August 2020 to August 2021)

20% ↑ **Increase in** card control active users
(August 2020 to August 2021)

12% ↑ **Increase in** mobile deposit monthly users
(August 2020 to August 2021)

45% ↑ **Increase in** active Zelle© users
(August 2020 to August 2021)



PEOPLES BANK HAS OUTPERFORMED THE PEER GROUP AND S&P 500 IN TERMS OF 1 YEAR TOTAL ANNUAL RETURN AS OF SEPTEMBER 30, 2021.

TOTAL ANNUAL RETURN AS OF SEPTEMBER 30, 2021


80%
70%
60%
50%
40%
30%
20%
10%
0%
74%
60%
30%
1%
1%
16%
9%
8%
17%
1-YEAR
3-YEAR
5-YEAR

CUMULATIVE TOTAL RETURN FOR THE NINE MONTHS ENDED SEPTEMBER 2021


30%
20%
10%
0%
21%
19%
16%
PEBO
PEER GROUP
S&P 500

Total Return includes impact of dividends

Peers include: SRCE, NWBI, CHCO, CCNE, CTBI, PRK, SMNB, SCF, HBNC, PFC, SNMF, THFF, GABC, STBA, LKSN, SYBT, TMP, FISI, TSC, CIVB, NBTB

Source: Bloomberg



TOTAL REVENUE



NASDAQ: PEBO

TOTAL REVENUE OF $168 MILLION FOR FIRST NINE MONTHS OF 2021.



($ THOUSANDS)
$250,000
$200,000
$150,000
$100,000
$50,000
$0
$47,441
$97,612
$51,070
$104,865
$52,653
$113,377
$57,234
$129,612
$64,892
$140,838
$64,330
$138,923
$50,233
$117,816
FY-15
FY-16
FY-17
FY-18
FY-19
FY-20
YTD-21
NET INTEREST INCOME
NON-INTEREST INCOME, EXCLUDING GAINS AND LOSSES

Beginning in the second quarter of 2018, Peoples benefited from the acquisition of ASB Financial Corp. Additionally, beginning in the second quarter of 2019, Peoples benefited from the acquisition of First Prestonsburg Bancshares Inc., in the third quarter of 2020 Peoples benefited from the acquisition of Triumph Premium Finance, in the second quarter of 2021, Peoples benefited from the acquisition of North Star Leasing, and in the third quarter of 2021, Peoples benefited from the acquisition of Premier Bancorp Financial, Inc.

INSURANCE & INVESTMENT INCOME COMPOSITION



TOTAL INVESTMENT REVENUE INCREASED 22% COMPARED TO FIRST NINE MONTHS OF 2020. AND TOTAL INSURANCE REVENUE INCREASED 9% COMPARED TO FIRST NINE MONTHS OF 2020.

TOTAL INVESTMENT REVENUE YTD 2021
$12.2 MILLION


3
1
2

1 FIDUCIARY 49%
2 BROKERAGE 36%
3 EMPLOYEE BENEFITS 15%

TOTAL INSURANCE REVENUE YTD 2021
$11.9 MILLION


5
4
3
1
2

1 P&C COMMERCIAL LINES 53%
2 PERFORMANCE BASED 17%
3 P&C PERSONAL LINES 17%
4 LIFE & HEALTH 10%
5 OTHER 3%


EXPENSE &
EFFICIENCY RATIO


NASDAQ: PEBO

THE RECENT ESCALATION IN EXPENSES WAS DUE TO ACQUISITIONS, AND AN INCREASE IN FTE'S FOR GROWTH AND TECHNOLOGY INVESTMENTS.

COVID-19 AND INCREASED NON-INTEREST EXPENSE IMPACTED THE EFFICIENCY RATIO IN 2020 & 2021.


CORE NON-INTEREST EXPENSE
($ THOUSANDS) NOT TO SCALE
$175,000
$145,000
$115,000
$85,000
$55,000
$25,000
FY-17
FY-18
FY-19
FY-20
YTD-21
CORE NON-INTEREST EXPENSES
NON-CORE EXPENSES


EFFICIENCY RATIO ADJUSTED FOR NON-CORE ITEMS
NOT TO SCALE
75%
73%
71%
69%
67%
65%
63%
61%
59%
57%
55%
61.85%
61.32%
61.09%
61.94%
64.32%
FY-17
FY-18
FY-19
FY-20
YTD-21

Non-US GAAP financial measure. See Appendix.

IMPROVEMENT IN KEY METRICS


NASDAQ: PEBO



WE HAVE MADE STEADY PROGRESS ON THESE METRICS OVER THE RECENT YEARS. THE PROVISION FOR CREDIT LOSSES, INTEREST RATE ENVIRONMENT, AND OTHER ECONOMIC IMPACTS OF COVID-19 SIGNIFICANTLY IMPACTED THESE METRICS IN 2020 AND 2021.

RETURN ON AVERAGE ASSETS ADJUSTED FOR NON-CORE ITEMS[1,2]


2.0%
1.5%
1.0%
0.5%
0.0%
0.62%
0.97%
1.08%
1.32%
1.42%
0.85%
1.02%
FY-15 FY-16 FY-17 FY-18 FY-19 FY-20 YTD-21

RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY ADJUSTED FOR NON-CORE ITEMS[1,2]


NOT TO SCALE
15%
12%
9%
6%
3%
0%
7.32%
11.30%
11.40%
15.48%
15.32%
9.75%
15.81%
FY-15 FY-16 FY-17 FY-18 FY-19 FY-20 YTD-21

TANGIBLE BOOK VALUE PER SHARE[1]


NOT TO SCALE
$21
$20
$19
$18
$17
$16
$15
$14
$14.68
$15.89
$17.17
$18.30
$20.14
$19.99
$18.98
FY-15 FY-16 FY-17 FY-18 FY-19 FY-20 YTD-21

PPNR ADJUSTED FOR NON-CORE ITEMS[1,2]
PPNR TO TOTAL AVERAGE ASSETS ADJUSTED FOR NON-CORE ITEMS[1,2]


($ MILLIONS)
NOT TO SCALE
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
2.25%
2.00%
1.75%
1.50%
1.25%
$41.6
$50.4
$58.6
$68.4
$76.0
$74.5
$56.1
1.34%
1.52%
1.67%
1.77%
1.80%
1.57%
1.44%
FY-15 FY-16 FY-17 FY-18 FY-19 FY-20 YTD-21

[1] Non-US GAAP financial measure. See Appendix. [2] Presented on annualized basis.


TOTAL
LOAN GROWTH


NASDAQ: PEBO

TOTAL LOANS* WERE $4.5 BILLION AS OF SEPTEMBER 30 2021, WHICH INCLUDED $136 MILLION PPP LOANS.

$5,000
$4,000
$3,000
$2,000
$1,000
$0

FY-15 FY-16 FY-17 FY-18 FY-19 FY-20 YTD-21

- PREMIER FINANCIAL BANCORP, INC. ACQUIRED LOANS
- TOTAL PPP LOANS
- TOTAL ACQUIRED LEASES
- PREMIUM FINANCE ACQUIRED LOANS
- FIRST PRESTONSBURG ACQUIRED LOANS
- ASB ACQUIRED LOANS
- TOTAL LOANS NOT ACQUIRED DURING THE CALENDAR YEAR EXCEPT PPP LOANS
- AVERAGE LOAN BALANCES

*Also referred to throughout this document as "total loans" and "loans held for investment"


EARNING
ASSET MIX


NASDAQ: PEBO

IN 2020, THE INCREASE IN TOTAL LOANS AS A PERCENTAGE OF EARNING ASSETS WAS DUE TO PPP LOANS.


TOTAL EARNING ASSETS
(IN $BILLIONS)
$7
$6
$5
$4
$3
$2
$1
$0
PERCENTAGE OF TOTAL EARNING ASSETS
80%
70%
60%
50%
40%
30%
20%
73%
76%
74%
80%
74%
27%
24%
26%
20%
26%
FY-17
FY-18
FY-19
FY-20
YTD-21
INVESTMENTS
LOANS
INVESTMENTS %
LOANS %



DEPOSIT GROWTH



NASDAQ: PEBO

DEPOSIT BALANCES BENEFITED FROM PPP LOAN PROCEEDS, FISCAL STIMULUS FOR CONSUMERS AND COMMERCIAL CLIENTS, AND THE ACQUISITION OF PREMIER FINANCIAL BANCORP, INC.



($ MILLIONS) NOT TO SCALE
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$2,730
$2,955
$3,291
$3,910
$5,832
42%
40%
40%
43%
46%
FY-17
FY-18
FY-19
FY-20
YTD-21
DDAs*
BROKERED CERTIFICATES OF DEPOSIT
GOVERNMENTAL DEPOSIT ACCOUNTS
MONEY MARKET DEPOSIT ACCOUNTS
RETAIL CERTIFICATES OF DEPOSIT
SAVINGS ACCOUNTS
INTEREST-BEARING DDAs*
NON-INTEREST-BEARING DDAs*

*DDAs stands for demand deposit accounts and represents interest-bearing and non-interest bearing transaction accounts.


WORKING
TOGETHER
BUILDING
SUCCESS

Q3 & YTD 2021 APPENDIX



PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) has become a key financial measure used by federal bank regulatory agencies when assessing the capital adequacy of financial institutions. PPNR is defined as net interest income plus total non-interest income (excluding all gains and losses) minus total non-interest expense and, therefore, excludes the provision for loan losses and all gains and/or losses included in earnings. PPNR excludes income tax expense. As a result, PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

($ in Thousands)	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Income before income taxes	$ 14,816	$ 45,282	$ 57,203	$ 54,941	$ 65,358	$ 42,646	$ 23,807
Add: Provision for loan/credit losses	14,097	3,539	3,772	5,448	2,504	26,254	7,333
Add: Loss on debt extinguishment	–	707	–	–	–	–	–
Add: Loss on OREO	530	34	116	35	98	120	32
Add: Loss on securities	–	1	–	147	–	368	704
Add: Loss on other assets	696	427	–	469	692	170	429
Add: Loss on other transactions	43	–	–	76	–	–	6
Less: Recovery of loan losses	–	–	–	–	–	–	–
Less: Gain on OREO	–	–	–	14	–	–	8
Less: Gains on securities	729	931	2,983	1	164	–	–
Less: Gains on other assets	–	35	28	76	8	–	–
Less: Gains on other transactions	–	–	25	168	–	–	–
Pre-provision net revenue	**$ 29,453**	**$ 49,024**	**$ 58,055**	**$ 60,857**	**$ 68,480**	**$ 69,558**	**$ 32,303**
Average assets *(in millions)*	$ 3,112	$ 3,320	$ 3,510	$ 3,872	$ 4,222	$ 4,739	$ 5,193
Pre-provision net revenue to average assets	0.95%	1.48%	1.65%	1.57%	1.62%	1.47%	0.83%



PRE-PROVISION NET REVENUE ADJUSTED FOR NON-CORE ITEMS

Pre-provision net revenue (PPNR) has become a key financial measure used by federal bank regulatory agencies when assessing the capital adequacy of financial institutions. PPNR adjusted for non-core items is defined as net interest income, excluding system upgrade revenue waived, acquisition-related expenses, Peoples Bank Foundation, Inc. contribution, severance costs, COVID-19-related expenses, pension settlement charges, and contract negotiation expenses, plus total non-interest income (excluding all gains and losses) minus total non-interest expense and, therefore, excludes the provision for loan losses and all gains and/or losses included in earnings. PPNR excludes income tax expense. As a result, PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Income before income taxes	$ 24,178	$ 14,816	$ 45,282	$ 57,203	$ 54,941	$ 65,358	$ 42,646	$ 23,807
Add: System upgrade revenue waived	–	–	85	–	–	–	–	–
Add: Acquisition-related expenses	4,752	10,722	–	341	7,262	7,287	489	20,520
Add: COVID-19-related expenses	–	–	–	–	–	–	1,332	683
Add: System upgrade costs	–	–	1,259	–	–	–	–	–
Add: Contract negotiation expenses	–	–	–	–	–	–	–	1,851
Add: Other non-core costs	298	592	–	–	–	270	1,055	563
Add: Pension settlement charges	1,400	459	–	242	267	–	1,054	143
Add: Provision for loan/credit losses	339	14,097	3,539	3,772	5,448	2,504	26,254	7,333
Add: Loss on debt extinguishment	–	520	707	–	–	–	–	–
Add: Loss on OREO	68	529	34	116	35	98	120	32
Add: Loss on securities	–	–	1	–	147	–	368	704
Add: Loss on other assets	430	696	427	–	469	692	170	459
Add: Loss on other transactions	–	43	–	–	76	–	–	–
Less: Recovery of loan losses	–	–	–	–	–	–	–	–
Less: Gain on OREO	–	–	–	–	14	–	–	8
Less: Gains on securities	398	729	931	2,983	1	164	–	–
Less: Gains on other assets	–	–	35	28	76	8	–	–
Less: Gains on other transactions	67	–	–	25	168	–	–	–
Pre-provision net revenue	**$ 31,067**	**$ 41,702**	**$ 50,368**	**$ 58,638**	**$ 68,386**	**$ 76,037**	**$ 73,488**	**$ 56,087**
Average assets *(in millions)*	$ 2,241	$ 3,112	$ 3,320	$ 3,510	$ 3,872	$ 4,222	$ 4,739	$ 5,193
Pre-provision net revenue to average assets	1.39%	1.34%	1.52%	1.67%	1.77%	1.80%	1.55%	1.44%



CORE NON-INTEREST INCOME

Core non-interest income is a financial measure used to evaluate Peoples' recurring non-interest revenue stream. This measure is non-US GAAP since it excludes the impact of all gains and/or losses, and core banking system conversion revenue waived.

($ in Thousands)	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Total noninterest income	$ 46,382	$ 50,867	$ 55,573	$ 56,754	$ 64,274	$ 63,672	$ 49,070
Less: net gain (loss) on investment securities	729	930	2,983	(146)	164	(368)	(704)
Less: net loss on asset disposals and other transactions	(1,788)	(1,133)	(63)	(334)	(782)	(290)	(459)
Add: core banking system conversion revenue waived	–	85	–	–	–	–	–
Core non-interest income excluding gains and losses	**$ 47,441**	**$ 51,155**	**$ 52,653**	**$ 57,234**	**$ 64,892**	**$ 64,330**	**$ 50,233**

CORE NON-INTEREST EXPENSE

Core non-interest expense is a financial measure used to evaluate Peoples' recurring expense stream. This measure is non-US GAAP since it excludes the impact of core banking system conversion expenses, acquisition-related expenses, COVID-19-related expenses, pension settlement charges, contract negotiation expenses, and other non-recurring expenses.

($ in Thousands)	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Total non-interest expense	$ 115,081	$ 106,911	$ 107,975	$ 125,977	$ 137,250	$ 133,695	$ 135,746
Less: system conversion expenses	–	1,259	–	–	–	–	–
Less: acquisition-related expenses	10,722	–	341	7,262	7,287	489	20,520
Less: pension settlement charges	459	–	242	267	–	1,054	143
Less: COVID-19-related expenses	–	–	–	–	–	1,332	683
Less: contract negotiation expenses	–	–	–	–	–	–	1,851
Less: other non-core charges	592	–	–	–	270	1,055	563
Core noninerest expense	**$ 103,308**	**$ 105,652**	**$ 107,392**	**$ 118,448**	**$ 129,693**	**$ 129,765**	**$ 111,986**



EFFICIENCY RATIO AND ADJUSTED FOR NON-CORE ITEMS

The efficiency ratio is a key financial measure used to monitor performance. The efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income excluding all gains and all losses. This measure is non-US GAAP since it excludes amortization of other intangible assets, and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income. The efficiency ratio adjusted for non-core items is non-US GAAP since it excludes amortization of other intangible assets, non-core expenses, system upgrade revenue waived and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.

($ in Thousands)	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Total noninterest expense	$ 115,081	$ 106,911	$ 107,975	$ 125,977	$ 137,250	$ 133,695	$ 135,746
Less: amortization on other intangible assets	4,077	4,030	3,516	3,338	3,359	3,223	3,267
Adjusted total non-interest expense	111,004	102,881	104,459	122,639	133,891	130,472	132,479
Total non-interest income excluding net gains and losses	47,441	51,070	52,653	57,234	64,892	64,330	50,233
Net interest income	97,612	104,865	113,377	129,612	140,838	138,923	117,816
Add: fully taxable equivalent adjustment	1,978	2,027	1,912	881	1,068	1,054	970
Net interest income on a fully taxable equivalent basis	99,590	106,892	115,289	130,493	141,906	139,977	118,786
Adjusted revenue	$ 147,031	$ 157,962	$ 167,942	$ 187,727	$ 206,798	$ 204,307	$ 169,019
Efficiency ratio	**75.50%**	**65.13%**	**62.20%**	**65.33%**	**64.74%**	**63.86%**	**78.38%**
Core non-interest expense	$ 103,308	$ 105,652	$ 107,392	$ 118,448	$ 129,693	$ 129,765	$ 111,986
Less: amortization on other intangible assets	4,077	4,030	3,516	3,338	3,359	3,223	3,267
	99,231	101,622	103,876	115,110	126,334	126,542	108,719
Core non-interest income excluding gains and losses	47,441	51,070	52,653	57,234	64,892	64,330	50,233
Net interest income on a fully taxable equivalent basis	99,590	106,892	115,289	130,493	141,906	139,977	118,786
Adjusted core revenue	147,031	157,962	167,942	187,727	206,798	204,307	169,019
Efficiency ratio adjusted for non-core items	**67.49%**	**64.33%**	**61.85%**	**61.32%**	**61.09%**	**61.94%**	**64.32%**



TANGIBLE EQUITY TO TANGIBLE ASSETS AND TANGIBLE BOOK VALUE PER SHARE

Peoples uses tangible capital measures to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-US GAAP financial measures since the calculation removes the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-US GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

($ in Thousands)	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Total stockholders equity	$ 419,789	$ 435,261	$ 458,592	$ 520,140	$ 594,393	$ 575,673	$ 831,882
Less: goodwill and other intangible assets	149,617	146,018	144,576	162,085	177,503	184,597	295,415
Tangible equity	**270,172**	**289,243**	**314,016**	**358,055**	**416,890**	**391,076**	**536,467**
Total assets	$ 3,258,970	$ 3,432,348	$ 3,581,686	$ 3,991,454	$ 4,354,165	$ 4,760,764	$ 7,059,752
Less: goodwill and other intangible assets	149,617	146,018	144,576	162,085	177,503	184,597	295,415
Tangible assets	**3,109,353**	**3,286,330**	**3,437,110**	**3,829,369**	**4,176,662**	**4,576,167**	**6,764,337**
Tangible equity to tangible assets	**8.69%**	**8.80%**	**9.14%**	**9.35%**	**9.98%**	**8.55%**	**7.93%**
Tangible equity	$ 270,172	$ 289,243	$ 314,016	$ 358,055	$ 416,890	$ 391,076	$ 536,467
Common shares outstanding	18,404,864	18,200,067	18,287,449	19,565,029	20,698,941	19,563,979	28,265,791
Tangible book value per share	**$ 14.68**	**$ 15.89**	**$ 17.17**	**$ 18.30**	**$ 20.14**	**$ 19.99**	**$ 18.98**



RETURN ON AVERAGE ASSETS AND ADJUSTED FOR NON-CORE ITEMS

The return on average assets adjusted for non-core items represents an non-US GAAP financial measure since it excludes the release of the deferred tax asset valuation allowance, the impact of the Tax Cuts and Jobs Act on the remeasurement of deferred tax assets and deferred tax liabilities, and the after-tax impact of all gains and losses, Peoples Bank Foundation, Inc. contribution, severance costs, COVID-19-related expenses, acquisition-related expenses, pension settlement charges, and contract negotiation expenses.

($ in Thousands)	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Annualized net income	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 34,767	$ 26,483
Total average assets	3,111,853	3,320,447	3,510,274	3,871,832	4,222,482	4,739,289	5,192,183
Return on average assets	**0.35%**	**0.94%**	**1.10%**	**1.19%**	**1.27%**	**0.73%**	**0.51%**
Return on average assets adjusted for non-core items:							
Net income	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 34,767	$ 19,808
Add: core banking system conversion revenue waived	–	85	–	–	–	–	–
Less: tax effect of core banking system conversion revenue waived	–	30	–	–	–	–	–
Add: net loss on investment securities	–	–	–	146	–	368	704
Less: tax effect of net loss on investment securities	–	–	–	31	–	77	148
Less: net gain on investment securities	729	930	2,983	–	164	–	–
Add: tax effect of net gain on investment securities	255	325	1,044	–	34	–	–
Add: net loss on asset disposals	1,788	1,133	63	334	782	290	459
Less: tax effect on net loss on asset disposals	626	397	22	70	164	61	96
Add: system conversion expenses	–	1,259	–	–	–	–	–
Less: tax effect on system conversion expense	–	441	–	–	–	–	–
Add: acquisition-related expenses	10,722	–	341	7,262	7,287	489	20,520
Less: tax effect on acquisition-related expenses	3,753	–	119	1,525	1,530	103	4,309
Add: pension settlement charges	459	–	242	267	–	1,054	143
Less: tax effect on pension settlement charges	161	–	85	56	–	221	30
Add: COVID-19-expenses	–	–	–	–	–	1,332	683
Less: tax effect on COVID-19-expenses	–	–	–	–	–	280	143
Add: other non-core charges	592	–	–	–	270	1,055	563
Less: tax effect on other non-core charges	207	–	–	–	57	222	118
Add: contract negotiation expenses	–	–	–	–	–	–	1,851
Less: tax effect on contract negotiation expenses	–	–	–	–	–	–	389
Less: release of deferred tax asset valuation	–	–	–	805	–	–	–
Less: impact of Tax Cuts and Jobs Act on deferred tax liability	–	–	–	705	–	–	–
Add: impact of Tax Cuts and Jobs Act on deferred tax assets	–	–	897	-	–	–	–
Net income adjusted for non-core items	$ 19,281	$ 32,161	$ 37,849	$ 51,072	$ 60,153	$ 40,319	$ 39,498
Total average assets	3,111,853	3,320,447	3,510,274	3,871,832	4,222,482	4,739,289	5,192,183
Return on average assets adjusted for non-core items	**0.62%**	**0.97%**	**1.08%**	**1.32%**	**1.42%**	**0.85%**	**1.02%**

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2021, 2020, 2019 and 2018 periods and 35% federal statutory rate for all other periods shown.



RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY

The return on average tangible stockholders' equity ratio is a key financial measure used to monitor performance. It is calculated as net income (less after-tax impact of amortization of other intangible assets) divided by average tangible stockholders' equity. This measure is non-US GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

($ in Thousands)	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Annualized net income	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 34,767	$ 26,483
Add: amortization of other intangible assets	4,077	4,030	3,516	3,338	3,359	3,223	4,368
Less: tax effect of amortization of other intangible assets (a)	1,427	1,411	1,231	701	705	677	917
Annualized net income excluding the amortization of intangible assets	13,591	33,776	40,756	48,892	56,349	37,313	29,934
Total average equity	407,296	432,666	450,379	488,139	566,123	575,386	595,918
Less: average goodwill and other intangible assets	144,013	147,981	144,696	158,115	173,529	181,526	213,232
Average tangible equity	263,283	284,685	305,683	330,024	392,594	393,860	382,686
Annualized net income	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 34,767	$ 26,483
Total average equity	407,296	432,666	450,379	488,139	566,123	575,386	595,918
Return on average equity	**2.69%**	**7.20%**	**8.54%**	**9.48%**	**9.48%**	**6.04%**	**4.44%**
Annualized net income excluding the amortization of intangible assets	$ 13,591	$ 33,776	$ 40,756	$ 48,892	$ 56,349	$ 37,313	$ 29,934
Average tangible equity	263,283	284,685	305,683	330,024	392,594	393,860	382,686
Return on average tangible equity	**5.16%**	**11.86%**	**13.33%**	**14.81%**	**14.35%**	**9.47%**	**7.82%**

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2021, 2020, 2019 and 2018 periods and 35% federal statutory rate for all other periods shown.



RETURN ON AVERAGE STOCKHOLDERS' EQUITY ADJUSTED FOR NON-CORE ITEMS

The return on average stockholders' equity adjusted for non-core items represents an non-US GAAP financial measure since it excludes the release of the deferred tax asset valuation allowance, the impact of the Tax Cuts and Jobs Act on the remeasurement of deferred tax assets and deferred tax liabilities, and the after-tax impact of all gains and losses, other non-core charges, Peoples Bank Foundation, Inc. contribution, severance costs, COVID-19-related expenses, acquisition-related expenses, pension settlement charges and contract negotiation expenses.

($ in Thousands)	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Return on average equity adjusted for non-core items:							
Net income	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 34,767	$ 19,808
Add: core banking system conversion revenue waived	–	85	–	–	–	–	–
Less: tax effect of core banking system conversion revenue waived (a)	–	30	–	–	–	–	–
Add: net loss on investment securities	–	–	–	146	–	368	704
Less: tax effect of net loss on investment securities (a)	–	–	–	31	–	77	148
Less: net gain on investment securities	729	930	2,983	–	164	–	–
Add: tax effect of net gain on investment securities (a)	255	325	1,044	–	34	–	–
Add: net loss on asset disposals	1,788	1,133	63	334	782	290	459
Less: tax effect on net loss on asset disposals (a)	626	397	22	70	164	61	96
Add: system conversion expenses	–	1,259	–	–	–	–	–
Less: tax effect on system conversion expense (a)	–	441	–	–	–	–	–
Add: acquisition-related expenses	10,722	–	341	7,262	7,287	489	20,520
Less: tax effect on acquisition-related expenses (a)	3,753	–	119	1,525	1,530	103	4,309
Add: pension settlement charges	459	–	242	267	–	1,054	143
Less: tax effect on pension settlement charges (a)	161	–	85	56	–	221	30
Add: COVID-19 expenses	–	–	–	–	–	1,332	683
Less: tax effect on COVID-19 expenses (a)	–	–	–	–	–	280	143
Add: other non-core charges	592	–	–	–	270	1,055	563
Less: tax effect on other non-core charges (a)	207	–	–	–	57	222	118
Add: contract negotiation fees	–	–	–	–	–	–	1,851
Less: tax effect on contract negotiation fees (a)	–	–	–	–	–	–	389
Less: release of deferred tax asset valuation	–	–	–	805	–	–	–
Less: impact of Tax Cuts and Jobs Act on deferred tax liability	–	–	–	705	–	–	–
Add: impact of Tax Cuts and Jobs Act on deferred tax assets	–	–	897	–	–	–	–
Net income adjusted for non-core items	$ 19,281	$ 32,161	$ 37,849	$ 51,072	$ 60,153	$ 38,391	$ 39,498
Average tangible equity	407,296	432,666	450,379	488,139	566,123	575,386	595,918
Return on average equity adjusted for non-core items	**4.73%**	**7.43%**	**8.40%**	**10.46%**	**10.63%**	**6.67%**	**8.86%**
Net income adjusted for non-core items	$ 19,281	$ 32,161	$ 37,849	$ 51,072	$ 60,153	$ 38,391	$ 39,498
Average tangible equity	263,283	284,685	305,683	330,024	392,594	393,860	382,686
Return on average tangible equity adjusted for non-core items	**7.32%**	**11.30%**	**12.38%**	**15.48%**	**15.32%**	**9.75%**	**13.80%**

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2021, 2020, 2019 and 2018 periods and 35% federal statutory rate for all other periods shown.


Peoples
BANK

CHUCK SULERZYSKI
President and Chief Executive Officer
P: 740.374.6163
Chuck.Sulerzyski@pebo.com

KATIE BAILEY
Executive Vice President
Chief Financial Officer and Treasurer
P: 740.376.7138
Kathryn.Bailey@pebo.com



peoplesbancorp.com


Member
FDIC
EQUAL HOUSING
LENDER